Exhibit 99.1

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
Curaleaf Holdings, Inc. (the “Issuer”).	CURA

Date: August 17, 2021

Is this an updating or amending Notice:	☐ Yes	☒ No

If yes provide date(s) of prior Notices:	.

Issued and Outstanding Securities of Issuer Prior to Issuance: 609,930,883.

Pricing

Date of news release announcing proposed issuance: Not applicable. See below for additional details. or

Date of confidential request for price protection:

Closing Market Price on Day Preceding the news release:                                       or

Day preceding request for price protection:

Closing

Number of securities to be issued: 722,577 Subordinate Voting Shares

Issued and outstanding securities following issuance: 610,653,460

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.
2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.
3.	Complete Table 1B – Related Persons only for Related Persons
4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.
5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction
6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 –

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES
September 2018

Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES
September 2018

Part 1.	Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name	Number of	Purchase	Conversion	Prospectus	TotalSecurities	Payment	Describe
&Municipali	Securities	price per	Price (if	Exemption	Previously	Date(1)	relations
ty of	Purchased	Security	Applicable)		Owned,		-hip to
Residence	or to be	(CDN$)	(CDN$)		Controlled or		Issuer (2)
of Placee	Purchased				Directed

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised:	.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES
September 2018

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:

.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

(e)	Default provisions	.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES
September 2018

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): .

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship .

.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

11.	State whether the private placement will result in a change of control.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES
September 2018

Part 2.    Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

BLACKJACK COLLECTIVE

On November 1, 2017, the Issuer’s indirect subsidiary PT Nevada, Inc., entered into a membership interest purchase agreement to indirectly acquire 51.2% of Naturex II, LLC, doing business as Blackjack Collective (“Blackjack”) by purchasing from Mr. Andrey Blokh 100% of the membership interests of VSLV Holding, LLC, which at the time held a 64% interest in VSLV Management LLC, which in turn owns 80% of Blackjack, a cannabis dispensary located in Las Vegas, Nevada.

In consideration for the purchase of the membership interests, PT Nevada, Inc. had agreed to cause Curaleaf, Inc., a direct subsidiary of the Issuer, to issue 125,527 shares of common stock of Curaleaf, Inc.

On October 11, 2019, following the completion in October 2018 of the reverse take over transaction of the Issuer with Curaleaf, Inc., the parties agreed to amend the initial membership interest purchase agreement to provide that PT Nevada, Inc. (i) would acquire from Mr. Blokh 100% of the membership interests of VSLV Management LLC, given that Mr. Blokh had acquired the remaining membership interests of VSLV Management LLC, and (ii) would cause the Issuer to issue to Mr. Blokh 286,246 Subordinate Voting Shares instead of the initially agreed upon common stock of Curaleaf, Inc.

Concurrently with the acquisition by PT Nevada, Inc. of 100% of the membership interests of VSLV Management LLC from Mr. Blokh, PT Nevada Inc. will also be acquiring 16% of the membership interests of Blackjack from Robert Frey and 2% of the membership interests of Blackjack from Brian Kessler, for aggregate consideration of USD $1,260,000.

HOUSE OF HERBS

On August 22, 2017, the Issuer’s indirect subsidiary PT Nevada, Inc. entered into an agreement to acquire 57% of the membership interests in Las Vegas Natural Care Givers, LLC, doing business as House of Herbs (“HoH”), a company that cultivates high-quality cannabis for Las Vegas area dispensaries.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

In consideration for the purchase of the membership interests, PT Nevada, Inc. had agreed to cause Curaleaf, Inc., a direct subsidiary of the Issuer, to issue 129,574 shares of common stock of Curaleaf, Inc.

On October 29, 2019, following the completion in October 2018 of the reverse take over transaction of the Issuer with Curaleaf, Inc., the parties agreed to amend the initial unit purchase agreement to provide that PT Nevada, Inc. (i) would acquire from Mr. Blokh 100% of the membership interests of HoH, given that Mr. Blokh had acquired the remaining membership interests of HoH, and (ii) would cause the Issuer to issue to Mr. Blokh 436,331 Subordinate Voting Shares instead of the initially agreed upon common stock of Curaleaf, Inc.

The Issuer expects to close the transactions described herein on August 18, 2021. In connection with the transactions described herein, Mr. Blokh will receive an aggregate of 722,577 Subordinate Voting Shares of the Issuer.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: See above.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: CAD $12,487,677.

(b)	Cash: USD $1,260,000 (or CAD$ 1,576,764 using the Bank of Canada’s exchange rate of CAD $1.2514 for USD $1.00 as of August 13, 2021).

(c)	Securities (including options, warrants etc.) and dollar value: 722,577 Subordinate Voting Shares of the Issuer having an aggregate dollar value of CAD $10,910,913 based on the closing price of the Subordinate Voting Shares on the Canadian Securities Exchange on August 13, 2021.

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). Arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Andrey Blokh	722,577	15.10 as of	N/A	Section 3 of	127,173,634	Mr. Andrey
		August 13,		BC	Subordinate	Blokh is a
		2021		Instrument	Voting Shares	reporting
				72-503		insider and
related party
of the Issuer,
by virtue of his
ownership of
127,173,634
Subordinate
Voting Shares
of the Issuer,
representing
approximately
20.87% of the
currently
issued and
outstanding
Subordinate
Voting Shares
of the Issuer.

(1) Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary due diligence investigations, including customary liens and litigation searches.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

[signature page follows]

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated	August 17, 2021.
Peter Clateman

Name of Director or Senior Officer

Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018